SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           HALLADOR PETROLEUM COMPANY
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    406092205
                                 (CUSIP Number)

                                 HALLADOR, INC.
                        740 University Avenue, Suite 110
                          Sacramento, California 95825
                             Attn: Mr. David Hardie
                                 (916) 920-5186
                                ----------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 15, 2002
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     406092205                                      Page 2 of 9 Pages.
         ---------------------                               -------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

         HALLADOR, INC.
         IRS No.: 94-2655445
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                a [X ]
                                                                          b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                                       7.       SOLE VOTING POWER

            NUMBER OF                                    0
             SHARES                    -----------------------------------------
           BENEFICIALLY                8.       SHARED VOTING POWER
              OWNED
             BY EACH                                     0
            REPORTING                  -----------------------------------------
           PERSON WITH                 9.       SOLE DISPOSITIVE POWER

                                                         0
                                       -----------------------------------------
                                       10.      SHARED DISPOSITIVE POWER

                                                         0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

CUSIP No.     406092205                                      Page 3 of 9 Pages.
          -----------------                                  -------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

         ROBERT C. HARDIE
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a [X ]
                                                                       b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WF, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                                     7.       SOLE VOTING POWER

              NUMBER OF                                 0
               SHARES                -------------------------------------------
             BENEFICIALLY            8.       SHARED VOTING POWER
                OWNED
               BY EACH                                  0
              REPORTING              -------------------------------------------
             PERSON WITH             9.       SOLE DISPOSITIVE POWER

                                                        0
                                     -------------------------------------------
                                     10.      SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

  CUSIP No.     406092205                                    Page 4 of 9 Pages.
           ------------------                                ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

         DAVID C. HARDIE
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                a [X ]
                                                                          b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------

                                       7.       SOLE VOTING POWER

              NUMBER OF                                   0
               SHARES                  -----------------------------------------
            BENEFICIALLY               8.       SHARED VOTING POWER
                OWNED
               BY EACH                                 3,791,259
              REPORTING                -----------------------------------------
             PERSON WITH               9.       SOLE DISPOSITIVE POWER

                                                          0
                                       -----------------------------------------
                                       10.      SHARED DISPOSITIVE POWER

                                                       3,791,259
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,791,259
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.45%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This amendment amends the statement on Schedule 13D, previously filed on October 27, 1989, relating to the common stock, $0.01 par value ("Common Stock"), of Hallador Petroleum Company, a Colorado corporation (the "Company"). The address for the Company's principal executive offices is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

Item 2.  Identity and Background.
         -----------------------

A.           Name: Hallador, Inc. ("Hallador")

             State of Organization: Delaware (re-domicile from Oklahoma to Delaware on March 23, 1992)

             Principal Business:  Exploration for and Production of Oil and Gas

             Principal Office Address:

             740 University Avenue, Suite 110
             Sacramento, CA  95825

             During the past five years, Hallador has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             During the past five years, Hallador, or to the knowledge of Hallador, its officers or directors, has not been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.

B.           Name:  Robert C. Hardie

             Business Address:

             740 University Avenue, Suite 110
             Sacramento, CA  95825

             Principal Occupation:  Professional Investor

             During the past five years, Mr. Robert C. Hardie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             During the past five years, Mr. Robert C. Hardie has not been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws;

             Citizen:  United States of America

C.           Name:  Jane H. Hardie (deceased)

D.           Name:  David C. Hardie

             Business Address:

             740 University Avenue, Suite 110
             Sacramento, CA  95825

             Principal Occupation: Professional Investor, Chairman of the Company and President of Hallador, Inc.

             During the past five years, Mr. David C. Hardie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             During the past five years, Mr. David. C. Hardie has not been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining any future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws;

             Citizen:  United States of America

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

     Each of the reporting persons named in Item 2 initially acquired the shares of Common Stock as a result of the merger (the "Merger") of KOG Acquisitions, Inc., a Colorado corporation and wholly-owned subsidiary of the Company ("Sub") with and into Hallador Exploration Company, an Oklahoma corporation ("HEC"). The Merger, effective September 19, 1989, caused each outstanding share of Common Stock of HEC to be converted into the right to receive 11.39 shares of Company Common Stock, and up to 1.66 additional shares of Company Stock, dependent upon the results of a revaluation of Hallador Drilling Program 1987-A. Each of the reporting persons was a shareholder of HEC.

     Prior to disclaiming beneficial ownership of the Common Stock, the reporting persons acquired additional shares of Common Stock through use of their personal funds and conversion of the Company's debentures. The reporting person did not acquire the Common Stock with borrowed funds.

Item 4.  Purpose of the Transactions.
         ---------------------------

     The purpose of the Merger was to expand and diversify the oil and gas reserve base and to increase the operating capabilities of HEC. The acquisition of Common Stock after the merger was for investment purposes only.

     On March 15, 2002, the reporting persons assigned all of their beneficial ownership interest to Messrs. David C. Hardie and Steven Hardie pursuant to an Amended and Restated Assignment and Nominee Agreement ("Agreement"). The purpose of the Agreement was to consolidate the voting and dispositive control over the Common Stock amongst the various Hardie family members to Messrs. David C. Hardie and Steven Hardie. Please see Mr. David C. Hardie's Schedule 13D filing filed on March 15, 2002 for additional information.

     The reporting persons have no current plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of Company; (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by the reporting persons pursuant to the terms of the Agreement as further described in Item 4 above:

Person                      Amount                      Percent
-------------               ------                      -------
Hallador, Inc.                 0                           0%
Robert C. Hardie               0                           0%
Jane H. Hardie                 0                           0%
David C. Hardie            3,791,259                     53.45%

     (b) The following table sets forth, for the person identified under paragraph (a), the number of shares as to which the person has (1) the sole power to vote or direct the voting of the shares of Common Stock, (2) the sole power to dispose or to direct the disposition of the shares of Common Stock, or
(3) shared power to vote or direct the vote of or dispose or to direct the disposition of the shares of Common Stock:

                            Sole          Sole Power        Shared Voting and
                         Voting Power   of Disposition    Power of Disposition
                         ------------   --------------    --------------------
Hallador, Inc.                0               0                    0
Robert C. Hardie              0               0                    0
Jane H. Hardie                0               0                    0
David C. Hardie               0               0                3,791,259

     (c) The reporting persons have not effected any transaction in the Common Stock within the past sixty days.

     (e) Hallador, Inc. and Robert C. Hardie ceased to be a beneficial owner of any shares of Common Stock as of March 6, 1998. Ms. Jane H. Hardie is deceased and is no longer the beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

     Pursuant to the Agreement, Harco Investors, Jinsro, Inc., Robert C. Hardie Separate Property Trust, Jane H. Hardie Separate Property Trust, David C. Hardie Separate Trust (collectively "Assignors") assigned all beneficial ownership interest in the shares of Common Stock ("Interest") to David C. Hardie and Steven Hardie. Under the Agreement, David C. Hardie and Steven Hardie has sole voting and dispositive powers, except for certain transactions in which they must first seek Assignor's instructions. The foregoing summary of the Agreement is qualified in its entirety by reference to a copy of the Agreement included as Exhibit D to this Schedule 13D and incorporated herein in its entirety by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit "A"   Composite Agreement and Plan of Merger (previously filed)
         Exhibit "B"   Certificate of Merger (previously filed)
         Exhibit "C"   Agreement among Reporting Persons (previously filed)
         Exhibit "D"   Amended and Restated Assignment and Nominee Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.

Dated:   March 19, 2002

                                           HALLADOR, INC. a Delaware corporation


                                           By: /S/ DAVID C. HARDIE
                                              ----------------------------------
                                              David C. Hardie, President

                                               /S/ ROBERT C. HARDIE
                                              ----------------------------------
                                              Robert C. Hardie

                                               /S/ DAVID C. HARDIE
                                              ----------------------------------
                                              David C. Hardie, as an Individual